

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2020

Michael MacDougall
President
TPG Pace Beneficial Finance Corp.
301 Commerce St.
Suite 3300
Fort Worth, TX 76102

> **Re: TPG Pace Beneficial Finance Corp.**
> **Amendment No. 2 to Form S-1**
> **Filed October 1, 2020**
> **File No. 333-248595**

Dear Mr. MacDougall:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to our comment in our September 30, 2020 letter.

Amendment No. 2 to Form S-1 filed October 1, 2020

General

1. We note your response to comment 2 of our letter dated September 30, 2020. Please further clarify:
   - with respect to the original forward purchase agreement, what the circumstances are in which you will issue non-affiliate transferees additional shares, and state the aggregate purchase price for all of the shares and disclose the effective purchase price on a per-share basis that includes the additional shares;
   - similarly, with respect to the additional forward purchase agreements, clarify that the

purchasers are purchasing 5.5 million shares and 1 million warrants for an aggregate purchase price of $50 million, and disclose the effective purchase price per on a per-share basis that includes all 5.5 million shares; and

- describe the circumstances in which the founders will forfeit founder shares at the time of the business combination, as disclosed on page 23.

You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alexander D. Lynch, Esq.